Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 25, 2016

Relating to Preliminary Prospectus Supplement dated May 25, 2016

Registration No. 333-207309

CalAtlantic Group, Inc.

Issuer:	CalAtlantic Group, Inc.
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$300,000,000
Gross Proceeds:	$300,000,000
Net Proceeds to Issuer (before expenses):	$298,050,000
Coupon:	5.250%
Maturity:	June 1, 2026
Offering Price:	100.000%
Yield to Maturity:	5.250%
Spread to Treasury:	+338 bps
Benchmark:	UST 1.625% due May 15, 2026
Interest Payment Dates:	June 1 and December 1
Beginning:	December 1, 2016
Optional Redemption:	Makewhole call @ T+50 bps; par call beginning December 1, 2025
Change of Control Triggering Event:	Put @ 101% of principal plus accrued interest
Trade Date:	May 25, 2016
Settlement Date:	May 31, 2016
CUSIP:	128195AN4
ISIN:	US128195AN49
Denominations:	2,000x1,000
Joint-bookrunners:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Mizuho Securities USA Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC
Co-managers:	BNP Paribas Securities Corp. SunTrust Robinson Humphrey, Inc. Comerica Securities, Inc. U.S. Bancorp Investments, Inc.

Terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

CalAtlantic Group, Inc. has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the preliminary prospectus supplement) in that registration statement and other documents CalAtlantic Group, Inc. has filed with the SEC for more complete information about CalAtlantic Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from your sales representative J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 or toll free at 1-800-999-2000.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.